Exhibit 99.1

Auna Announces Reporting Dates for First Quarter 2024 Financial Results

Luxembourg, Grand Duchy of Luxembourg, May 8, 2024 – Auna S.A. (NYSE: AUNA) (“Auna” or “the Company”), a leading Latin American healthcare services and plan provider with operations in Mexico, Peru and Colombia, announced today the reporting dates for its First Quarter 2024 financial results.

Earnings Release

Wednesday, May 22, 2024

Time: After Market Close

Conference Call

Wednesday, May 22, 2024

Time: 5:00 p.m. ET

Quiet Period

Wednesday, May 8 through Wednesday, May 22, 2024

To participate, please dial

+1 888 596 4144 (Toll-Free)

+1 646 968 2525 (International)

Entry Passcode: 3884034

Webcast: click here

About Auna

Auna is a Latin American healthcare company with operations in Mexico, Peru and Colombia, prioritizing prevention and concentrating on high complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish Speaking Americas. Founded in 1989, Auna has built one of Latin America´s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of December 31, 2023, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,308 beds, and 1.3 million healthcare plans.

For more information visit www.aunainvestors.com

Investor Relations Contact

contact@aunainvestors.com